VF 3-5-03

AKP 3/3/2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC RECEIVED FEB 28 2003 WASH. D.C. PROCESSING SECTION

SEC FILE NUMBER
8- 51845

03011218

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Inviva Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9920 Corporate Campus Drive, Suite 1000
(No. and Street)

Louisville (City) — Kentucky (State) — 40223 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward J. O'Brien, IV CFO/Fin Op — 502-523-4956
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square (Address) — New York (City) — NY (State) — 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

PS 3/13

ATH OR AFFIRMATION

, Edward J. O'Brien, IV, swear (or affirm) that, to the st of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Inviva Securities Corp., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company r any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

none

[signature]
Signature

CFO/Fin Op
Title

[signature]
Notary Public

Andrea Luescher, Notary Public
Kentucky
State at Large
My Commission Expires July 20, 2005

s report** contains (check all applicable boxes):

- (a) Facing page.
- (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

or conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

INVIVA SECURITIES CORPORATION
(A wholly-owned subsidiary of Inviva, Inc.)
(SEC I.D. No.8-51845)

Financial Statements and Supplemental Information

Year ended December 31, 2002
with Report and Supplementary Report of Independent Auditors

Inviva Securities Corporation

(A wholly-owned subsidiary of Inviva, Inc.)

Financial Statements
and Supplemental Information

Year ended December 31, 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

The Board of Directors
Inviva Securities Corporation

We have audited the accompanying statement of financial condition of Inviva Securities Corporation (the "Company"), (a wholly-owned subsidiary of Inviva, Inc.) as of December 31, 2002, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 14, 2003

Inviva Securities Corporation
(A wholly-owned subsidiary of Inviva, Inc.)

Statement of Financial Condition

December 31, 2002

Assets	
Cash	$ 34,071
Goodwill	19,889
Prepaid expenses	2,095
Total assets	$56,055
Liabilities	
Accounts payable	$ 1,310
Due and accrued general expenses	10,878
Total liabilities	12,188
Stockholder's equity	
Class B Common stock ($.001 par value, 100,000 shares authorized, 2000 shares issued and 750 shares outstanding)	1
Additional paid-in capital	147,287
Retained deficit	(103,421)
Total stockholder's equity	43,867
Total liabilities and stockholder's equity	$56,055

See accompanying notes to financial statements.

Inviva Securities Corporation
(A wholly-owned subsidiary of Inviva, Inc.)

Statement of Operations

Year ended December 31, 2002

Expenses	
Regulatory expenses	$ 5,820
General and administrative expenses	92,018
Total expenses	97,838
Net loss	$ (97,838)

See accompanying notes to financial statements.

Inviva Securities Corporation
(A wholly-owned subsidiary of Inviva, Inc.)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2002

	Class B Common Shares	Class B Common Par Value	Class B Common Shares	Additional Paid in Capital	Retained Deficit	Total Stockholder's Equity
Balance, December 31, 2001	750	$.001	$ 1	$ 52,287	$ (5,583)	$ 46,705
Capital contribution from parent	–	–	–	95,000	–	95,000
Net loss	–	–	–	–	(97,838)	(97,838)
Balance, December 31, 2002	750	$.001	$ 1	$147,287	$(103,421)	$43,867

See accompanying notes to financial statements.

Inviva Securities Corporation
(A wholly-owned subsidiary of Inviva, Inc.)

Statement of Cash Flows

Year ended December 31, 2002

Cash flows from operating activities	
Net loss	$ (97,838)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in assets and liabilities:	
Prepaid expenses	(532)
Due to former shareholder	(3,300)
Securities owned	3,300
Accounts payable	1,310
Due and accrued expense	10,878
Net cash used in operating activities	(86,182)
Cash flows from financing activities	
Capital contribution from parent	95,000
Net cash provided by financing activities	95,000
Net increase in cash	8,818
Cash, beginning of period	25,253
Cash, end of period	$ 34,071

Supplemental disclosure of cash flow information:
The Company did not have any cash disbursements for interest or taxes for the year ended December 31, 2002.

See accompanying notes to financial statements.

Inviva Securities Corporation
(A wholly-owned subsidiary of Inviva, Inc.)

Notes to Financial Statements

December 31, 2002

1. Nature of Business and Basis of Accounting

Inviva Securities Corporation (the "Company") is a wholly owned subsidiary of Inviva, Inc. ("Inviva"). The Company is a statutory underwriter for the issuance of variable annuity contracts for the American Life Insurance Company of New York ("ALICNY"), an affiliated company, which is also wholly owned by Inviva.

ALICNY issued a very limited number of variable annuity contracts during 2002 and therefore the Company had limited activity. In the fourth quarter of 2002, Inviva acquired Conseco Variable Insurance Company ("CVIC"), also a writer of variable annuity contracts. Effective May 1, 2003, the Company will become the statutory underwriter for CVIC's variable annuity products.

On October 17, 2001, Inviva acquired all of the outstanding stock of Concorde Investment Group, Inc, ("CIG"), pursuant to an April 30, 2001 purchase agreement between Inviva, CIG and CIG's five shareholders (the "Purchase"). Prior to the acquisition by Inviva, CIG had two classes of common stock outstanding. Class A shareholders were entitled to ten votes per share, while Class B shareholders were entitled to one vote per share. Inviva purchased, for $27,288, all of the outstanding shares of CIG from CIG's remaining shareholder. After the acquisition Class B shares are the only issued and outstanding shares. The Class A shares were all redeemed and terminated from CIG shareholders prior to the acquisition. Subsequent to the acquisition, CIG's name was changed to Inviva Securities Corporation. The Company's membership in the National Association of Securities Dealers ("NASD") was reaffirmed after the acquisition.

Preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those reported.

2. Summary of Significant Accounting Policies

Prepaid Expenses

Prepaid expenses consist primarily of NASD expense deposits for Central Registration Depository ("CRD") transaction processing. These fees are prepaid annually and amortized over a twelve month period.

2. Summary of Significant Accounting Policies (continued)

Goodwill

As a result of the Purchase, all assets and liabilities acquired were recorded at fair value (which approximated carrying value) and the excess of the purchase price over the fair value of net assets was recorded as goodwill. Inviva elected to "push down" its basis of accounting to reflect the cost in the Company's financial statements. Accordingly, effective October 18, 2001, the Company established a new basis of accounting to reflect the fair values and goodwill. The goodwill of $20,000 was amortized over thirty years during the period from October 18, 2001 through December 31, 2001. Effective January 1, 2002 the Company adopted SFAS 142, "Goodwill and other Intangible Assets". Under SFAS 142, goodwill is no longer amortized but reviewed for impairment annually, or more frequently if impairment indicators arise. As of December 31, 2002, management of the Company determined that its goodwill was not impaired.

Income Taxes

The Company files a consolidated federal income tax return with certain affiliates. Deferred income taxes are reported using the liability method. Deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Revenue

The Company only provided services to ALICNY during 2002. (see Note 5 – Related Party Transaction). As ALICNY had very limited transactions in 2002, the Company did not earn any revenue for the year ended December 31, 2002. The Company's cash accounts are non-interest bearing therefore there was no investment income for the year ended December 31, 2002.

3. Income Taxes

The Company's federal income tax return is consolidated with Inviva, Inc. and Lifco Holding Company. The method of allocation among the companies is based upon separate return calculations with current credit for losses.

At December 31, 2002, the Company had tax net operating losses of $437,927 that begin to expire in 2019. The use of approximately $325,000 of these losses will be limited pursuant to Section 382 of the Internal Revenue Code. It is estimated that this loss carry forward will generate tax benefits, but the realization of such benefits is dependent on generating sufficient taxable income before the expiration of the loss carry forward. As a result, the Company has recorded a full valuation allowance against this deferred tax asset.

The Company's position with gross deferred tax assets and liabilities and the related valuation allowance are as follows:

Deferred tax assets:	
Regular tax operating loss carryforwards	$148,895
Other	3,474
Total deferred tax asset	152,369
Valuation allowance for deferred tax assets	152,369
Deferred tax assets, net of allowance	$ –

4. Commitments, Contingencies and Concentrations of Credit Risk

At December 31, 2002, management is not aware of any contingent liabilities and the Company has no future commitments.

The Company maintains cash balances at one financial institution in Louisville, Kentucky. The Federal Deposit Insurance Corporation (FDIC) insures the balances up to $100,000. It is unlikely the Company will have balances in excess of FDIC limits.

5. Related Party Transactions

Inviva, Inc. provides administrative services to the Company and the Company provides broker dealer services to ALICNY. For the year ended December 31, 2002, the services provided were limited and therefore neither Inviva or the Company charged its affiliate for these services.

There are no intercompany balances at December 31, 2002 between the Company and its affiliates.

6. Net Capital Requirements

SEC Rule 15c3-1 sets the minimum net capital requirement of a limited purpose broker-dealer that does not receive funds or securities at $5,000. At December 31, 2002, the Company had net capital of $21,883, which was $16,883 in excess of required net capital of $5,000.

Inviva will provide the necessary capital to ensure the Company continues to meet its net capital requirements.

Supplemental Information

Inviva Securities Corporation
(A wholly-owned subsidiary of Inviva, Inc.)

Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1

December 31, 2002

Computation of Net Capital	
Total stockholder equity	$ 43,867
Less—nonallowable assets:	
Goodwill, net	19,889
Prepaid expense	2,095
Total nonallowable assets	21,984
Net capital	$ 21,883
Minimum net capital requirement (greater of 6-2/3% of aggregate indebtedness as defined, or $5,000)	$ 5,000
Excess net capital	$16,883
Aggregate indebtedness calculation	
Total liabilities	$ 12,188
Total aggregate indebtedness	$ 12,188
Ratio of aggregate indebtedness to net capital	55.70%

There were no material differences between the audited computation of Net Capital included in this report and the amount presented in the Company's unaudited December 31, 2002 Part IIA FOCUS filing.

Inviva Securities Corporation
(A wholly-owned subsidiary of Inviva, Inc.)

Statement Regarding SEC Rule 15c3-3

December 31, 2002

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule.

Supplementary Report of Independent Auditors

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Independent Auditor's Supplementary Report on Internal Control

The Board of Directors of
Inviva Securities Corporation

In planning and performing our audit of the financial statements of Inviva Securities Corporation (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons,
2. Recordation of differences required by Rule 17a-13, and
3. Complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's criteria.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 14, 2003